Exhibit 99.1

FOR IMMEDIATE RELEASE

St. John's, NL – November 20, 2019

FORTIS INC. ANNOUNCES FIRST QUARTER DIVIDENDS - 2020

The Board of Directors of Fortis Inc. ("Fortis" or the "Corporation") (TSX/NYSE:FTS) has declared the following dividends:

1.	$0.3063 per share on the First Preference Shares, Series "F" of the Corporation, payable on March 1, 2020 to the Shareholders of Record at the close of business on February 18, 2020;

2.	$0.2745625 per share on the First Preference Shares, Series "G" of the Corporation, payable on March 1, 2020 to the Shareholders of Record at the close of business on February 18, 2020;

3.	$0.15625 per share on the First Preference Shares, Series "H" of the Corporation, payable on March 1, 2020 to the Shareholders of Record at the close of business on February 18, 2020;

4.	$0.19396712 per share on the First Preference Shares, Series "I" of the Corporation, payable on March 1, 2020 to the Shareholders of Record at the close of business on February 18, 2020;

5.	$0.2969 per share on the First Preference Shares, Series "J" of the Corporation, payable on March 1, 2020 to the Shareholders of Record at the close of business on February 18, 2020;

6.	$0.2455625 per share on the First Preference Shares, Series "K" of the Corporation, payable on March 1, 2020 to the Shareholders of Record at the close of business on February 18, 2020;

7.	$0.2445625 per share on the First Preference Shares, Series "M" of the Corporation, payable on March 1, 2020 to the Shareholders of Record at the close of business on February 18, 2020; and

8.	$0.4775 per share on the Common Shares of the Corporation, payable on March 1, 2020 to the Shareholders of Record at the close of business on February 18, 2020.

The Corporation has designated the common share dividend and preference share dividends as eligible dividends for federal and provincial dividend tax credit purposes.

About Fortis

Fortis is a leader in the North American regulated electric and gas utility industry with 2018 revenue of $8.4 billion and total assets of approximately $53 billion as at September 30, 2019. The Corporation's 8,800 employees serve utility customers in five Canadian provinces, nine U.S. states and three Caribbean countries.

Fortis shares are listed on the TSX and NYSE and trade under the symbol FTS. Additional information can be accessed at www.fortisinc.com, www.sedar.com, or www.sec.gov.

For more information, please contact

Investor Enquiries: Ms. Stephanie Amaimo Vice President, Investor Relations Fortis Inc. 248.946.3572 samaimo@fortisinc.com	Media Enquiries: Ms. Karen McCarthy Vice President, Communications & Corporate Affairs Fortis Inc. 709.737.5323 media@fortisinc.com

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